Mail Stop 3561

							November 17, 2005


Thomas I. Nail
Chief Operating Officer
Burke Mills, Inc.
191 Sterling Street, NW
Valdese, NC  28690

	RE:	Burke Mills, Inc.
		Item 4.01 Form 8-K filed November 14, 2005 as amended
November 17, 2005
		File No. 0-5680

Dear Mr. Nail:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. We note that neither the initial filing on November 14, 2005 nor the amendment filed on November 17, 2005 included a letter from BDO
Seidman stating whether or not they agreed with the disclosures in the filing. Please either file the letter in the time frame provided in the rules or advise us of the status of the letter. See Item 304(a)(3) of Regulation S-K.
2. Please tell us if you plan to file a new Form 8-K when you, in fact, engage your new auditors. Your existing disclosure states that it is expected to be on or about December 1, 2005; however, it appears that you have already engaged them. Please consider revising the document to delete the phrase "will be" in the first sentence of the next to last paragraph, and state you have completed the process of hiring new auditors, if true. Alternatively, it would appear you will need to file a new Form 8-K when you have completed the engagement process.

Thomas I. Nail
Burke Mills, Inc.
November 17, 2005
Page 2

3. The sixth paragraph of your disclosure is very difficult to read.
Please consider revising to simply state that that there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except as discussed above, if true. The first sentence of this paragraph should also be revised to clarify that the subsequent interim you refer to extends through November 14, 2005. If you believe it is appropriate to recite the provisions of the rule, then please review the disclosure to remove the typographical errors and put it in a form that is easier to read.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

            As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will respond. Please file your response to these comments as an EDGAR correspondence file.

	If you have any questions, please call Robert Burnett at
(202)
551-3330, or in his absence, you may call me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


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